Exhibit 99.1

[Unofficial English Translation from Hebrew]

Corporation Authority Registrar of Companies and Partnership [Official Seal]	State of Israel Ministry of Justice – Corporations Authority Registrar of Companies and Partnerships	State of Israel [Official Seal]

CERTIFICATE OF NAME CHANGE OF A COMPANY

This is to certify that:

ALLOT COMMUNICATIONS LTD.

[in Hebrew]

ALLOT COMMUNICATIONS LTD.

Company number 512394776

Changed its name and henceforth shall be called:

ALLOT LTD

[in Hebrew]

ALLOT LTD

Issues in Jerusalem on the day of:

24/10/2018

16 Heshvan 5779

[stamped] Ministry of Justice Registrar of Companies and Partnerships
[Signed] Eyal Globus, Adv. Minsitry of Justice – Corporations Authority Registrar of Companies end Partnerships
Performed by: Derbebau Geta, Adv.